Exhibit 99.1

Contact: Trinity Biotech plc Paul Murphy (353)-1-2769800	RedChip Companies Inc. Dave Gentry, CEO (1)-407-644-4256 (1)-800-RED-CHIP (733-2447) TRIB@redchip.com

Trinity Biotech Appoints Jerry Lydon to Lead North America Commercial Operations

-          Appointment supports revenue quality and profitability momentum as the Company activates its transformed operating base

-          Company announces further operational progress in its Comprehensive Transformation Plan

-          Company publishes Q4, 2025 financial results with revenue broadly in line with previously issued trading update & year-on-year gross margin percentage improvements

DUBLIN, Ireland (May 01, 2026) - Trinity Biotech plc (NASDAQ: TRIB) (“Trinity” or the “Company”), a commercial‑stage diagnostics and health technology company, today announced the appointment of Jerry Lydon as Head of North America Commercial Operations.

Mr. Lydon’s appointment represents a deliberate next step as the Company’s core diagnostics business transitions from the execution phase of its Comprehensive Transformation Plan toward a sustained focus on building revenue momentum and, importantly, driving profitability from a more efficient and disciplined operating base.

The appointment also aligns with recent upgrades to the Company’s Premier HbA1c 9210™ platform, the Company’s laboratory blood glucose monitoring solution. The enhanced Premier Hb9210™ platform recently became the only HbA1c system worldwide to receive the prestigious International Federation of Clinical Chemistry “Gold” classification for 2026, a designation recognising the highest levels of clinical accuracy, precision and traceability.

Over the past two years, Trinity has implemented a wide‑ranging transformation program designed to simplify its operating footprint, improve cost control, rationalise manufacturing, and prioritise profitability. With many of these foundational actions substantially completed, management is now focused on extracting greater operating leverage and financial returns from that improved structure, including across the North America business.

Jerry Lydon brings extensive commercial leadership experience in diagnostics and healthcare, with a strong track record of improving sales execution, managing distributor and direct sales channels. In his role, Mr. Lydon will oversee Trinity’s North America commercial organisation, with responsibility for commercial execution across the core diagnostics portfolio.

As part of this role, Mr. Lydon will lead commercial operations for the Company’s New York State Department of Health-approved reference laboratory, including supporting the commercialisation planning for a pipeline of new products in development, such as:

•         EpiCapture, a proprietary epigenetic assay for prostate cancer monitoring, and

•         PrePsia, a proprietary early-pregnancy blood test to assess risk of developing preeclampsia, a serious pregnancy complication..

Commenting on the appointment, John Gillard, President & Chief Executive Officer of Trinity Biotech, said:

“Jerry’s appointment reflects our focus on strengthening execution and improving the quality and profitability of revenue in North America. Following an intensive transformation program, our priority in our core diagnostics business is to generate sustainable financial improvement from the operating base we have put in place. Jerry’s experience will be important both in advancing key products such as the upgraded Premier HbA1c 9210 and in supporting the commercial readiness of our NYSDOH‑approved reference lab and its development pipeline.  It is a timely appointment in terms of supporting and strengthening the core business while we continue to drive our broader innovation agenda.”

Mr. Lydon added:

“The Company has made important changes to its operating and cost structure, while selectively investing in product upgrades and introductions. My focus is on disciplined commercial execution - supporting customers, strengthening channels, and ensuring that revenue growth is aligned with profitability and operational performance.”

Continued Progress Across the Comprehensive Transformation Plan

The Company also highlighted continued progress across key elements of its transformation plan, with several initiatives now moving from implementation to financial contribution:

•         TrinScreen™ HIV manufacturing under the outsourced operating model has been successfully scaled, recently reaching targeted production levels by early Q2 2026.

•         Uni‑Gold™ HIV manufacturing under the outsourced structure commenced during Q2 2026 and is currently being scaled following regulatory approval received in early 2026.

Both initiatives are expected to support revenue and profitability from Q2 2026 onwards, reflecting the benefits of a more variable cost structure, improved gross margins, and reduced operational complexity.

Q4 2025 Results

•         Revenues for Q4 2025 were $11.1m which is broadly in-line with the Company’s guidance issued as part of its March 10, 2026 Business and Trading Update.

•         This compares to Q4, 2024 revenue of $15.9 million, which was driven by a substantial increase in TrinScreen™ HIV sales from $0.4 million in Q4, 2023 to $3.2 million in Q4, 2024.

•         The reduction in revenue between Q4, 2024 and Q4, 2025 was primarily driven by:

o        The residual impact of the disruption to the global health market for HIV testing in 2025 due to changes affecting international aid funding structures, and

o        The fine-tuning of manufacturing and supply-chain processes to accommodate the rise in demand for TrinScreen™ HIV in late 2025 as the Company transitioned to outsourced manufacturing under the Company’s Comprehensive Transformation Plan – as referenced above this has now been successfully scaled up.

•         Gross margin increased over 400 basis points from 30.8% to 35.2% supported by changes to the Company’s operating structure under its Comprehensive Transformation Plan.

•         Gross profit for Q4 2025 was $3.9m compared to $4.9m in Q4 2024 driven by lower sales, partially offset by the higher gross margin percentage.

•         Net Loss of $17.5m (Q4 2024: net loss of $17.0m) which included a one‑off IFRS-driven charge of $10.0m associated with the modification of the Perceptive financing arrangements in December 2025.

•         Adjusted EBITDA1 of negative $0.5m for Q4 2025 compared to negative $7.0m for Q4 2024.

Year ended December 31, 2025

•         Revenues for 2025 of $43.8m compared to $61.6m in Q4 2024:

•         The reduction in revenue between 2024 and 2025 was primarily driven by:

o        Point‑of‑care revenues declined to $8.1m in 2025 (2024: $17.4m), primarily driven by reductions in HIV sales as a result of disruption to the international funding landscape for global health Rapid HIV testing in the earlier part of 2025, and the fine-tuning of manufacturing and supply-chain processes to accommodate the rise in demand for TrinScreenTM HIV in late 2025.

o        Haemoglobin revenues decreased to $16.9m in 2025 (2024: $20.1m) partly driven by temporary manufacturing disruption during the planned transition of production under the Group’s Comprehensive Transformation Plan.

•         Gross profit was $16.9m in 2025 (2024: $21.4m), with gross margin increasing almost 400 basis points from 34.8% to 38.6%, reflecting benefits from the Group’s Comprehensive Transformation Plan, including manufacturing consolidation and improved operating efficiency.

•         Net Loss of $37.4m (2024: net loss of $31.8m) which included a one‑off IFRS-driven charge of $10.0m associated with the modification of the Perceptive financing arrangements in December 2025.

•         Adjusted EBITDA of negative $5.9m for 2025 compared to negative $11.3m for 2024.

The Company has issued a full presentation of its Q4 2025 and year ended December 31, 2025 results which can be viewed on the Company’s website www.trinitybiotech.com/investor-relations/financial-reports.

1 Earnings before interest, tax, depreciation, amortisation, and share-based compensation charges – also excludes impairment charges, restructuring & transformation costs and non-recurring corporate finance and transaction-related costs.

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, our ability to reduce our debt and improve our capitalization, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2025 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

Use of Non-IFRS Financial Measures

The Company’s unaudited financial statements were prepared in accordance with International Financial Reporting Standards (IFRS). To supplement the consolidated financial statements presented in accordance with IFRS, the Company presents non-IFRS presentations of EBITDA and Adjusted EBITDA. The adjustments to the Company's IFRS results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results, trends, and performance. Non-IFRS financial measures mainly exclude, if and when applicable, the effect of share-based compensation charges, depreciation, amortization and impairment charges.

EBITDA and Adjusted EBITDA is presented to evaluate the Company's financial and operating results on a consistent basis from period to period. The Company also believes that these measures, when viewed in combination with the Company's financial results prepared in accordance with IFRS, provides useful information to investors to evaluate ongoing operating results and trends. EBITDA and Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's operating profit/(loss) and EBITDA and Adjusted EBITDA are presented with the Company’s financial results available on the Company’s website, www.trinitybiotech.com/investor-relations/financial-reports.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.